OWNERSHIP AND CAPITAL STRUCTURE

The Offering

The Securities offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes. The Crowd Notes sold in this Offering will convert in the following circumstances:

● If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a Preferred Stock financing raising more than $1,000,000).
● Once a "qualified equity financing" occurs, the notes will automatically convert into the shares of Preferred Stock sold in the qualified equity financing. The price at which the Crowd Notes sold in this Offering will convert will be:
● At a discount of 20% to the price in the qualified equity financing, subject to a $6,000,000.00 valuation cap, if the conversion takes place after the qualified equity financing; or
● If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to major investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

We will accept up to $100,000 from investors through Regulation Crowdfunding before the deadline of June 30, 2018.

The minimum investment in this Offering is $100.

All Non-Major Purchasers of Crowd Notes will be bound by an Investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non- Major Investors holding a majority of the principal amount outstanding of the Crowd Notes vote to terminate the agreement.

Tax Matters

Each prospective Purchaser should consult with his own tax and ERISA advisor as to the particular consequences to the Purchaser of the purchase, ownership, and sale of the Purchaser's Securities, as well as possible changes in the tax laws.